SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 7)*
American Capital, Ltd.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
02503Y 10 3
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 6, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,010,500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,010,500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,010,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.80%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,464,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,464,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,464,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.02%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,464,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,464,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,464,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.02%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7").  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On June 6, 2016, the Reporting Persons entered into an Agreement (the "Agreement") with the Issuer in connection with the proposed acquisition of the Issuer (the "Acquisition") by Ares Capital Corporation ("Ares") pursuant to the terms of an Agreement and Plan of Merger dated May 23, 2016 (the "Merger Agreement").  The Agreement supersedes the Letter Agreement dated May 23, 2016 (the "Letter Agreement") by and among the Reporting Persons and the Issuer.  The following description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Under the Agreement, the Reporting Persons and the Issuer agreed, among other things, that, following the termination of the Merger Agreement for any reason (the "Termination Event"), the size of the Board shall be set at ten members (with the Board and its applicable committees and subcommittees obligated during the Restricted Period (as defined below) to take all necessary actions so that the size of the Board is not greater than ten directors, unless the Reporting Persons consent in writing to an increase in Board size), and four individuals shall be appointed to the Board to replace four incumbent Board members, with one such individual to be selected by the Reporting Persons (the "Stockholder Nominee") and three to be agreed upon by the Reporting Persons and the Issuer following receipt of input from certain major stockholders of the Issuer (the "Additional Nominees" and together with the Stockholder Nominee, the "Nominees"), with such Additional Nominees being subject to certain independence and non-affiliation requirements with respect to the Issuer and the Reporting Persons and having significant expertise in financial services and asset management and/or strategic transactions. If the Termination Event occurs before the Issuer's 2016 annual stockholder meeting (the "2016 Annual Meeting") or any other meeting or stockholder vote with respect to director election occurring during the period (the "Restricted Period") between the Termination Event and the 30th day before the deadline for submission of stockholder nominations of directors for the Issuer's 2018 annual meeting of stockholders  (the "2018 Nomination Deadline"), the Board and its applicable committees and subcommittees shall take all necessary action so that any Nominee or Replacement Nominee (as defined below) shall stand for election at such meeting or stockholder vote. The Reporting Persons and the Issuer further agreed that the Board shall establish, effective upon appointment of the Nominees to the Board, a Strategic Review Committee of four directors (which, during the Restricted Period, shall consist of two Nominees and two directors selected by the newly reconstituted board from the then-existing directors) to review the Issuer's business and make recommendations to the Board regarding business strategy.  The Reporting Persons and the Issuer also agreed that, subject to applicable rules, laws and the Issuer's Corporate Governance Guidelines, the Board and its applicable committees and subcommittees shall take all necessary action to ensure that each Board committee includes at least one Nominee during the entirety of the Restricted Period. Additionally, as promptly as possible following the appointment of the Nominees, the newly reconstituted Board shall select a new Chairman of the Board (other than the incumbent) from the then-existing directors.
The Reporting Persons and the Issuer agreed that if the Stockholder Nominee (or any Replacement Nominee) is unable or unwilling to serve as director, resigns or is removed during the Restricted Period, if the Reporting Persons have aggregate economic exposure comparable to an interest in at least 5.0% of the Common Stock outstanding (the "Minimum Ownership Threshold"), the Reporting Persons shall have the ability to select a substitute person, reasonably acceptable (such acceptance not to be unreasonably withheld) to the Compensation, Corporate Governance and Nominating Committee of the Board, for appointment to the Board (any such replacement nominee, a "Replacement Nominee"). The Reporting Persons and the Issuer shall use their best efforts to identify a Replacement Nominee and the Board and its applicable committees and subcommittees shall take all necessary action to appoint any Replacement Nominee to the Board as promptly as practicable.  If the Reporting Persons' aggregate economic exposure decreases below the Minimum Ownership Threshold, (i) the Reporting Persons' right to participate in the selection of a Replacement Nominee shall terminate, (ii) if the Stockholder Nominee is then employed by the Reporting Persons or their Affiliates (as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission) and has already been appointed to the Board, he or she must immediately resign from the Board and its applicable committees and subcommittees and (iii) if the Termination Event has not yet occurred, the Issuer's obligations under the Agreement to set the size of the Board at ten members and appoint the Nominees to the Board shall terminate. If any Additional Nominee is unable or unwilling to serve as a director, resigns as such or is removed as such during the Restricted Period and if at such time the Reporting Persons' aggregate economic exposure meets the Minimum Ownership Threshold, the Reporting Parties may privately suggest any replacement for such Additional Nominee, which suggestion the Board shall duly consider.

The Issuer further agreed to reimburse the Reporting Persons for up to $3.0 million in expenses incurred in connection with their involvement with the Issuer, $1.5 million of which had been paid as of the date of the Agreement (pursuant to the terms of the Letter Agreement) and $1.5 million of which shall be paid upon the earlier of the Termination Event or the closing of the Acquisition.
Under the terms of the Agreement, the Reporting Persons agreed that they will not permit any of their Affiliates or Associates (as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission) to nominate or recommend for nomination any person for election at the Issuer's 2017 annual stockholder meeting (the "2017 Annual Meeting"), submit any proposal for consideration or bring any other business before the 2017 Annual Meeting or initiate, encourage or participate in any "withhold" or similar campaign with respect to the 2017 Annual Meeting, and the Reporting Persons further agreed to not publicly or privately encourage or support any other stockholder to take any such actions. The Reporting Persons further agreed to vote all shares of Common Stock beneficially owned by them in favor of the slate of directors nominated by the Board and in accordance with the voting obligations of Elliott and Elliott International as set forth in the Support Agreement (as defined in the Agreement) at the 2016 Annual Meeting or any other meeting or other vote of the Issuer's stockholders with respect to election of directors occurring during the Standstill Period (as defined below).
The Reporting Persons also agreed to refrain from taking certain action with respect to the Issuer and the Common Stock during the period commencing on the date of the Agreement and ending on the 30th day prior to the 2018 Nomination Deadline (the "Standstill Period"), unless specifically authorized in writing by the Board.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on June 3, 2016, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 15.85% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 214,378,836 shares of Common Stock outstanding as of May 20, 2016, which is the total number of shares of Common Stock outstanding as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2016.
As of the close of business on June 3, 2016, Elliott beneficially owned 6,010,500 shares of Common Stock, constituting approximately 2.80% of the shares of Common Stock outstanding.
As of the close of business on June 3, 2016, Elliott International beneficially owned 6,464,500 shares of Common Stock, constituting approximately 3.02% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 6,464,500 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.02% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 12,475,000 shares of Common Stock, constituting approximately 5.82% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 10.03% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The first paragraph of Item 6 is hereby amended and restated to read as follows:
Elliott, itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 5,505,854 and 15,992,245 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to approximately 2.57% and 7.46% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 10.03% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
Item 6 is hereby amended to add the following:
On June 6, 2016, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
Exhibit 99.1 – Agreement, dated June 6, 2016, by and among Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc. and American Capital, Ltd.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 6, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President